Exhibit 3.1

FIRST AMENDMENT TO

AMENDED AND RESTATED BYLAWS OF

RAMCO-GERSHENSON PROPERTIES TRUST

Effective as of February 23, 2012, Article XV of the Amended and Restated Bylaws of Ramco-Gershenson Properties Trust is deleted in its entirety and the following is inserted in lieu thereof:

ARTICLE XV

MISCELLANEOUS

Section 1.          USE OF REMOTE COMMUNICATION.  Subject to any guidelines and procedures adopted by the Board of Trustees, the Board of Trustees may authorize shareholders and proxy holders not physically present at an annual meeting of the shareholders to participate in such annual meeting by means of remote communication.  If authorized by the Board of Trustees and subject to such guidelines and procedures, such shareholders and proxy holders shall be considered present in person and permitted to vote at the annual meeting of the shareholders, provided that (i) the Trust implements reasonable measures to verify that each person considered present and authorized to vote at the annual meeting by means of remote communication is a shareholder or proxy holder; (ii) the Trust implements reasonable measures to provide such shareholders and proxy holders a reasonable opportunity to participate in the annual meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings; and (iii) in the event any shareholder or proxy holder votes or takes other action at the annual meeting by means of remote communication, a record of such vote or other action is maintained by the Trust.

Section 2.          REFERENCE TO DECLARATION OF TRUST.  All references to the Declaration of Trust shall include any amendments thereto.